SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 12)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 4,181,699
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 4,181,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,881 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,310,450
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,310,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,450 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLS Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,871,249
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,871,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,871,249 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

   Item 1. Security and Issuer.

   Item 2. Identity and Background.

      Section (a) of item 2 is amended and restated in its entirety by the following text:

     (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

      (1) Emerson Electric Co., a Missouri corporation ("Emerson");

      (2) Astec America Inc., a Delaware corporation ("Astec"); and

      (3) MLS Industries Inc., a Delaware corporation (“MLS”).

      Astec and MLS are indirect wholly-owned subsidiaries of Emerson.

      Section (b) of item 2 is amended and restated in its entirety by the following text:

     (b) The address of the principal business and offices of Emerson is 8000 W. Florissant Avenue, St. Louis, MO 63136. The address of the principal business and offices of Astec is 5810 Van Allen Way, Carlsbad, California 92008. The address of the principal business and offices of MLS is 560 South Hicks Road, Palatine, Illinois 60067.

   Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is amended by adding the following text:

     MLS purchased 2,871,249 shares of Common Stock from Astec on September 21, 2006 for an aggregate purchase price of $57,625,967 of which $12,625,967 was loaned to MLS by Astec.

      Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 11:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule D hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 5,246,881 shares of Common Stock, or approximately 9.3% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 1,310,450 shares of Common Stock, or approximately 2.3% of the outstanding shares of Common Stock.

SCHEDULE 13D

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MLS may be deemed to beneficially own 2,871,249 shares of Common Stock, or approximately 5.1% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A, Schedule B or Schedule C hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 4,181,699 shares of Common Stock held by Astec and MLS.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,310,450 shares of Common Stock held by it.

     MLS has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 2,871,249 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule D hereto.

     (d) Emerson, Astec and MLS each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

[2] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[3] Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Assistant Secretary

ASTEC AMERICA INC.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Secretary

MLS INDUSTRIES INC.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Secretary

SCHEDULE 13D

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief
Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

SCHEDULE 13D

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Randall L. Stephenson	Chief Operating Officer of AT&T Inc.
AT&T Inc.
175 E. Houston Street, Suite 1307
San Antonio, TX 78205

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General
Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of
Emerson

SCHEDULE 13D

SCHEDULE B

Executive Officers and Directors
of
Astec America Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

D.C. Moon	Vice President and Assistant Treasurer of
8000 W. Florissant Avenue	Emerson Electric Co.
St. Louis, MO 63136

J. Hardy	Vice President

SCHEDULE 13D

SCHEDULE C

Executive Officers and Directors
of
MLS Industries Inc.

     The names of the Directors and the names and titles of the Executive Officers of MLS are set forth below. If no business address is given, the director’s or officer’s business address is 560 South Hicks Road, Palatine, Illinois 60067. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

J-P L. Montupet	Executive Vice President of Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, MO 63136

C.T. Bauer	Vice President, Associate General Counsel and
8000 W. Florissant Avenue	Assistant Secretary of Emerson Electric Co.
St. Louis, MO 63136

T.G. Westman	Associate General Counsel and Assistant Secretary
8000 W. Florissant Avenue	of Emerson Electric Co.
St. Louis, MO 63136

Executive Officers (who are not also Directors)

D.C. Moon	Vice President and Assistant Treasurer of
8000 W. Florissant Avenue	Emerson Electric Co.
St. Louis, MO 63136

D.J. Rabe	Treasurer of Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, MO 63136

SCHEDULE 13D

SCHEDULE D

Date	Reporting Person	Shares of Common Stock	Price/Share		Transaction

9/6/2006	Emerson Electric Co. (1)	30,106	$20.2796	(2)	open market sale
9/7/2006	Emerson Electric Co. (1)	28,692	$20.2869	(3)	open market sale
9/15/2006	Emerson Electric Co. (1)	125,000	$20.5084	(4)	open market sale
9/18/2006	Emerson Electric Co. (1)	25,000	$20.7086	(5)	open market sale
9/19/2006	Emerson Electric Co. (1)	25,000	$20.3331	(6)	open market sale
9/20/2006	Emerson Electric Co. (1)	25,000	$20.8107	(7)	open market sale
9/21/2006	Emerson Electric Co. (1)	25,000	$20.6392	(8)	open market sale
9/22/2006	Emerson Electric Co. (1)	25,000	$20.2436	(9)	open market sale
9/25/2006	Emerson Electric Co. (1)	25,000	$20.6101	(10)	open market sale
9/26/2006	Emerson Electric Co. (1)	25,000	$20.5240	(11)	open market sale
9/27/2006	Emerson Electric Co. (1)	25,000	$20.6465	(12)	open market sale
9/28/2006	Emerson Electric Co. (1)	25,000	$20.5533	(13)	open market sale
9/29/2006	Emerson Electric Co. (1)	25,000	$20.3984	(14)	open market sale
10/2/2006	Emerson Electric Co. (1)	25,000	$20.3800	(15)	open market sale
10/3/2006	Emerson Electric Co. (1)	25,000	$19.8356	(16)	open market sale
10/4/2006	Emerson Electric Co. (1)	25,000	$20.0550	(17)	open market sale
10/5/2006	Emerson Electric Co. (1)	25,000	$20.4303	(18)	open market sale
10/6/2006	Emerson Electric Co. (1)	25,000	$20.5700	(19)	open market sale
10/9/2006	Emerson Electric Co. (1)	25,000	$20.7200	(20)	open market sale

(1)	By Astec

(2)

The sales were effected in multiple transactions, at varying prices, on September 6, 2006, as follows: 100 shares at $20.14; 581 at $20.16; 2,300 at $20.17; 1,800 at $20.18; 1,400 at $20.19; 1,000 at $20.20; 2,100 at $20.21; 1,700 at $20.22; 2,025 at $20.23; 1,800 at $20.24; 1,200 at $20.25; 500 at $20.26; 1,300 at $20.27; 1,863 at $20.28; 337 at $20.29; 800 at $20.30; 400 at $20.31; 600 at $20.32; 500 at $20.33; 400 at $20.34; 100 at $20.35; 1,200 at $20.36; 400 at $20.37; 400 at $20.38; 300 at $20.39; 930 at $20.40; 1,000 at $20.41; 300 at $20.42; 370 at $20.43; 200 at $20.44; 100 at $20.45; 300 at $20.46; 500 at $20.47; 300 at $20.48; 100 at $20.50; 200 at $20.51; 100 at $20.53; 100 at $20.56; 20 at $20.57; 200 at $20.58; 100 at $20.68. The weighted average sales price for these transactions was $20.2796 per share.

(3)

The sales were effected in multiple transactions, at varying prices, on September 7, 2006, as follows: 300 shares at $19.83; 200 at $19.84; 200 at $19.85; 200 at $19.87; 100 at $19.88; 200 at $19.89; 200 at $19.90; 100 at $19.91; 300 at $19.92; 200 at $19.93; 263 at $19.95; 600 at $19.96; 200 at $19.97; 200 at $19.98; 400 at $20.00; 600 at $20.01; 200 at $20.02; 100 at $20.03; 100 at $20.04; 100 at $20.06; 100 at $20.07; 200 at $20.09; 300 at $20.10; 200 at $20.13; 100 at $20.14; 163 at $20.16; 100 at $20.17; 200 at $20.18; 200 at $20.22, 100 at $20.24; 300 at $20.25; 100 at $20.27; 400 at $20.28; 700 at $20.29; 1,000 at $20.30; 1,100 at $20.31; 2,076 at $20.32; 4,424 at $20.33; 900 at $20.34; 2,500 at $20.35; 1,000 at $20.36; 1,100 at $20.38; 300 at $20.39; 700 at $20.41; 600 at $20.42; 1,200 at $20.43; 300 at $20.44; 800 at $20.45; 300 at $20.46; 500 at $20.47; 500 at $20.53; 300 at $20.54; 600 at $20.55; 300 at $20.56; and 266 at $20.57. The weighted average sales price for these transactions was $20.2869 per share.

(4)

The sales were effected in multiple transactions, at varying prices, on September 15, 2006, as follows: 200 shares at $20.41; 600 at $20.42; 200 at $20.43; 600 at $20.44; 806 at $20.45; 700 at $20.46; 2,280 at $20.47; 4,020 at $20.48; 17,100 at $20.49; 38,248 at $20.50; 24,514 at $20.51; 10,472 at $20.52; 11,078 at $20.53; 5,354 at $20.54; 2,428 at $20.55; 2,300 at $20.56; 3,200 at $20.57; 700 at $20.58; and 200 at $20.60. The weighted average sales price for these transactions was $20.5084 per share.

(5)

The sales were effected in multiple transactions, at varying prices, on September 18, 2006, as follows: 200 shares at $20.47; 100 at $20.49; 100 at $20.50; 800 at $20.52; 500 at $20.53; 200 at $20.54; 100 at $20.55; 400 at $20.56; 900 at $20.57; 1,100 at $20.58; 700 at $20.59; 1,100 at $20.60; 1,007 at $20.61; 866 at $20.62; 200 at $20.63; 1,010 at $20.64; 900 at $20.65; 1,002 at $20.66; 300 at $20.67; 200 at $20.68; 600 at $20.69; 200 at $20.70; 200 at $20.71; 1,800 at $20.72; 1,400 at $20.73; 800 at $20.74; 589 at $20.75; 200 at $20.76; 500 at $20.77; 100 at $20.78; 341 at $20.79; 200 at $20.80; 600 at $20.81; 500 at $20.82; 800 at $20.83; 500 at $20.84; 400 at $20.85; 200 at $20.86; 400 at $20.88; 500 at $20.89; 300 at $20.90; 300 at $20.91; 100 at $20.92; 500 at $20.93; 400 at $20.94; 100 at $20.95; 285 at

SCHEDULE 13D

$20.96; 300 at $20.99; and 200 at $21.00. The weighted average sales price for these transactions was $20.7086 per share.

(6)

The sales were effected in multiple transactions, at varying prices, on September 19, 2006, as follows: 200 shares at $20.08; 800 at $20.12; 600 at $20.13; 100 at $20.14; 600 at $20.15; 500 at $20.16; 400 at $20.17; 1,100 at $20.18; 500 at $20.19; 700 at $20.20; 900 at $20.21; 400 at $20.22; 200 at $20.23; 200 at $20.25; 200 at $20.26; 643 at $20.27; 1,100 at $20.28; 400 at $20.29; 107 at $20.30; 400 at $20.31; 500 at $20.32; 1,000 at $20.33; 900 at $20.34; 334 at $20.35; 525 at $20.36; 1,143 at $20.37; 237 at $20.38; 500 at $20.39; 763 at $20.40; 1,400 at $20.41; 781 at $20.42; 800 at $20.43; 619 at $20.44; 1,800 at $20.45; 700 at $20.46; 500 at $20.47; 148 at $20.48; 500 at $20.50; 600 at $20.51; 200 at $20.52; 300 at $20.53; 500 at $20.54; and 200 at $20.57. The weighted average sales price for these transactions was $20.3331 per share.

(7)

The sales were effected in multiple transactions, at varying prices, on September 20, 2006, as follows: 200 shares at $20.51; 200 at $20.52; 100 at $20.54; 200 at $20.56; 100 at $20.59; 100 at $20.60; 200 at $20.64; 400 at $20.65; 500 at $20.67; 1,200 at $20.68; 1,000 at $20.69; 1,323 at $20.70; 1,003 at $20.71; 600 at $20.72; 200 at $20.74; 200 at $20.75; 100 at $20.76; 600 at $20.77; 100 at $20.79; 100 at $20.81; 1,200 at $20.82; 1,000 at $20.83; 1,000 at $20.84; 2,187 at $20.85; 1,900 at $20.86; 1,301 at $20.87; 1,914 at $20.88; 1,200 at $20.89; 2,031 at $20.90; 1,096 at $20.91; 500 at $20.92; 500 at $20.93; and 745 at $20.94. The weighted average sales price for these transactions was $20.8107 per share.

(8)

The sales were effected in multiple transactions, at varying prices, on September 21, 2006, as follows: 200 shares at $20.32; 200 at $20.33; 700 at $20.34; 200 at $20.35; 100 at $20.36; 282 at $20.37; 200 at $20.38, 465 at $20.39; 600 at $20.40; 300 at $20.41; 600 at $20.42; 200 at $20.43; 200 at $20.44; 700 at $20.45; 600 at $20.46; 400 at $20.47; 200 at $20.48; 200 at $20.50; 302 at $20.52; 1,200 at $20.53; 1,000 at $20.54; 600 at $20.55; 100 at $20.56; 800 at $20.57; 400 at $20.58; 300 at $20.59; 100 at $20.60; 700 at $20.61; 200 at $20.62; 400 at $20.63; 300 at $20.64; 800 at $20.65; 300 at $20.66; 500 at $20.67; 300 at $20.68; 300 at $20.69; 100 at $20.70; 200 at $20.71; 100 at $20.72; 200 at $20.74; 400 at $20.75; 500 at $20.76; 983 at $20.77; 782 at $20.78; 1,193 at $20.79; 500 at $20.80; 1,042 at $20.81; 300 at $20.82; 400 at $20.83; 200 at $20.84; 400 at $20.85; 100 at $20.86; 600 at $20.87; 100 at $20.89; 400 at $20.91; 400 at $20.92; 500 at $20.93; 251 at $20.96; 200 at $20.97; 100 at $20.98 and 100 at $20.99. The weighted average sales price for these transactions was $20.6392 per share.

(9)

The sales were effected in multiple transactions, at varying prices, on September 22, 2006, as follows: 100 shares at $20.13; 200 at $20.14; 100 at $20.16; 600 at $20.17; 700 at $20.18; 1,100 at $20.19; 1,500 at $20.20; 860 at $20.21; 1,740 at $20.22; 2,760 at $20.23; 1,755 at $20.24; 3,800 at $20.25; 3,200 at $20.26; 2,100 at $20.27; 1,509 at $20.28; 1,000 at $20.29; 900 at $20.30; 566 at $20.31; 200 at $20.32; 176 at $20.33 and 134 at $20.35. The weighted average sales price for these transactions was $20.2436 per share.

(10)

The sales were effected in multiple transactions, at varying prices, on September 25, 2006, as follows: 400 shares at $20.17; 700 at $20.18; 300 at $20.19; 400 at $20.20; 400 at $20.21; 200 at $20.23; 500 at $20.24, 300 at $20.25; 100 at $20.26; 358 at $20.27; 600 at $20.28; 700 at $20.29; 500 at $20.30; 400 at $20.31; 1,542 at $20.32; 300 at $20.33; 100 at $20.36; 300 at $20.37; 100 at $20.40; 100 at $20.41; 300 at $20.44; 300 at $20.46; 200 at $20.49; 200 at $20.52; 200 at $20.56; 200 at $20.57; 200 at $20.59; 100 at $20.60; 100 at $20.61; 700 at $20.62; 500 at $20.63; 200 at $20.64; 200 at $20.65; 300 at $20.68; 300 at $20.69; 200 at $20.71; 500 at $20.72; 200 at $20.74; 391 at $20.75; 1,100 at $20.76; 1,213 at $20.77; 300 at $20.78; 1,000 at $20.80; 800 at $20.81; 100 at $20.82; 200 at $20.83; 600 at $20.84; 200 at $20.85; 200 at $20.86; 100 at $20.87; 800 at $20.88; 500 at $20.89; 1,200 at $20.90; 1,341 at $20.91; 400 at $20.92; 1,355 at $20.93. The weighted average sales price for these transactions was $20.6101 per share.

(11)

The sales were effected in multiple transactions, at varying prices, on September 26, 2006, as follows: 100 shares at $20.21; 400 at $20.22; 300 at $20.23; 100 at $20.24, 100 at $20.25; 300 at $20.28; 200 at $20.29; 300 at $20.30; 400 at $20.31; 200 at $20.33; 100 at $20.34; 3,700 at $20.35; 100 at $20.36; 100 at $20.38; 500 at $20.39; 2,000 at $20.40; 400 at $20.41; 500 at $20.42; 500 at $20.43; 100 at $20.44; 100 at $20.46; 156 at $20.47; 100 at $20.49; 300 at $20.50; 100 at $20.52; 100 at $20.53; 744 at $20.55; 350 at $20.56; 1,161 at $20.57; 622 at $20.58; 171 at $20.59; 307 at $20.60; 650 at $20.61; 450 at $20.62; 600 at $20.63; 449 at $20.64; 450 at $20.65; 650 at $20.66; 133 at $20.67; 1,500 at $20.68; 967 at $20.69; 1,614 at $20.70; 1,450 at $20.71; 726 at $20.72; 450 at $20.73; 100 at $20.75 and 200 at $20.80. The weighted average sales price for these transactions was $20.5240 per share.

(12)

The sales were effected in multiple transactions, at varying prices, on September 27, 2006, as follows: 100 shares at $20.44; 200 at $20.45; 300 at $20.46; 200 at $20.47; 100 at $20.48; 400 at $20.49; 200 at $20.50; 1,000 at 420.51; 600 at $20.52; 400 at $20.53; 300 at 420.54; 800 at $20.55; 200 at $20.56; 200 at $20.57; 1,000 at $20.58; 300 at $20.59; 2,000 at $20.60; 2,971 at $20.61; 1,016 at $20.62; 700 at $20.63; 513 at $20.64; 500 at $20.65; 500 at $20.66; 600 at $20.67; 400 at $20.68; 1,000 at $20.69; 1,400 at $20.70; 900 at $20.71; 800 at $20.72; 500 at $20.73; 100 at $20.74; 200 at $20.75; 933 at $20.76; 1,267 at 420.77; 400 at

SCHEDULE 13D

$20.78; 200 at $20.79; 500 at $20.80; 400 at $20.81; 600 at $20.82 and 300 at $20.83. The weighted average sales price for these transactions was $20.6465 per share.

(13)

The sales were effected in multiple transactions, at varying prices, on September 28, 2006, as follows: 50 shares at $20.38; 250 at $20.41; 100 at $20.42; 50 at $20.43; 150 at $20.44; 2,402 at $20.45; 350 at $20.46; 346 at $20.47; 100 at $20.48; 6,500 at $20.4985; 50 at $20.50; 50 at $20.51; 4,000 at $20.5158; 200 at $20.54; 1,200 at $20.574; 100 at $20.61; 900 at $20.62; 1,400 at $20.63; 1,100 at $20.64; 2,502 at $20.65; 1,000 at $20.66; 1,200 at $20.67; 600 at $20.68 and 400 at $20.69. The weighted average sales price for these transactions was $20.5533 per share.

(14)

The sales were effected in multiple transactions, at varying prices, on September 29, 2006, as follows: 7,000 shares at $20.39; 3,000 at $20.40 and 15,000 at $20.402. The weighted average sales price for these transactions was $20.3984 per share.

(15)

The sales were effected in multiple transactions, at varying prices, on October 2, 2006, as follows: 25,000 shares at $20.38. The weighted average sales price for these transactions was $20.3800 per share.

(16)

The sales were effected in multiple transactions, at varying prices, on October 3, 2006, as follows: 12,272 shares at $19.80 and 12,728 at $19.87. The weighted average sales price for these transactions was $19.8356 per share.

(17)

The sales were effected in multiple transactions, at varying prices, on October 4, 2006, as follows: 12,500 shares at $19.94 and 12,500 at $20.17. The weighted average sales price for these transactions was $20.0550 per share.

(18)

The sales were effected in multiple transactions, at varying prices, on October 5, 2006, as follows: 12,300 shares at $20.29 and 12,700 at $20.5662. The weighted average sales price for these transactions was $20.4303 per share.

(19)

The sales were effected in multiple transactions, at varying prices, on October 6, 2006, as follows: 25,000 shares at $20.57. The weighted average sales price for these transactions was $20.5700 per share.

(20)

The sales were effected in multiple transactions, at varying prices, on October 9, 2006, as follows: 12,500 shares at $20.503 and 12,500 at $20.937. The weighted average sales price for these transactions was $20.7200 per share.